FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	January	…………………………………………………… ,	2012	..

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	January 30, 2012.	By ……/s/…… Masashiro Kobayashi………
(Signature)*

Masashiro Kobayashi
Deputy Senior General Manager
Global Finance Accounting Center
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Notice Concerning Change of Representative Directors

January 30, 2012

Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 [Tokyo (First Section) and other Stock Exchanges]

Inquiries: Toshihide Aoki General Manager Consolidated Accounting Division Finance & Accounting Headquarters +81-3-3758-2111

Notice Concerning Change of Representative Directors

At the meeting of its Board of Directors held on January 30, 2012, Canon Inc. (the “Company”) tentatively approved a change of the Company’s Representative Directors as follows.

The change is scheduled to be resolved at the Ordinary General Meeting of Shareholders for the 111th Business Term and the following Board of Directors’ meeting to be held on March 29, 2012.

1.	Reason for Change

To promote steady advancement towards achieving the Company’s goals in Phase IV of the Excellent Global Corporation Plan (2011 – 2015) amid the challenging business environment.

2.	Change of Representative Directors

(Current Titles are Shown in Parentheses)

Representative Director, Chairman & President & CEO	Fujio Mitarai	(Representative Director, Chairman & CEO)

Senior Adviser	Tsuneji Uchida	(Representative Director, President & COO)

3.	Scheduled Date of Appointment

March 29, 2012